EXHIBIT 99.1

Highlander Silver Showcases Key Development Milestones in Corani Photo Update

TORONTO, July 07, 2026 (GLOBE NEWSWIRE) -- Highlander Silver Corp. (TSX, NYSE American: HSLV) (“Highlander Silver” or the “Company”) is pleased to provide a photo update showcasing key milestones achieved in the site development of its Corani Silver Project in Peru.

Site Development – Key Milestones

  Workforce surpasses 300 team members, with emphasis on hiring from local communities
  Project management team led by Carlos Ojeda, Vice President & General Manager, with over 25 years of technical services experience in engineering, construction and operations at major open-pit mines in Peru, including Quellaveco, Antamina, and Constancia
  Camp and facility construction underway
  Preliminary earthworks for site infrastructure, pits and collection ponds underway
  Internal road rehabilitation and construction underway
  External access road construction underway
  Substation construction underway, with transmission line to commence in August
  Long-lead-time orders to be placed in August

Images

On behalf of Highlander Silver

“Daniel Earle”
President and CEO

Information contact

Arun Lamba, Vice President Corporate Development
alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is a high-quality silver-growth company developing a portfolio of advanced-stage assets in Peru which includes the Corani silver project, the largest silver deposit in development globally, and the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest-grade projects globally in both gold and silver categories.1 The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver's major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, the transmission line to commence in August and long-lead-time orders to be placed in August. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

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     1 S&P Global rankings including the Corani silver project and San Luis gold-silver project.

Photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/e902252f-6a5e-406b-b825-05aab416988e

https://www.globenewswire.com/NewsRoom/AttachmentNg/2c9dfed5-fcee-4bdf-8d4d-108b63ffd811

https://www.globenewswire.com/NewsRoom/AttachmentNg/6b3b8afb-8284-417d-bdc1-69b6b3cc73a9

https://www.globenewswire.com/NewsRoom/AttachmentNg/bf998bca-3a3c-4ed2-9730-f3e8df85cd9d

https://www.globenewswire.com/NewsRoom/AttachmentNg/c82f9e99-e185-4f54-833b-d6c85d5aedbd

https://www.globenewswire.com/NewsRoom/AttachmentNg/eb75a761-2f15-4c38-a0d2-999104be651d